Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT NO. 2
(To The Prospectus Dated June 11, 2008)

This Supplement No. 2 relates to Ministry Partners Investment Corporation's Prospectus dated June 11, 2008 and must be read in conjunction with the Prospectus and the Supplement dated January 5, 2009, both of which are delivered with this Supplement. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus and the January 5, 2009 Supplement. Unless otherwise expressly defined in this Supplement, all terms used in this Supplement have the same meaning as used in the Prospectus.
OVERVIEW

On December 31, 2008, the Effective Date, we completed the conversion of our form of organization from a California corporation to a California limited liability company (an "LLC"). This conversion (the "Conversion") was made pursuant to our Plan of Conversion (the "Plan"). As a result of the Conversion, our name changed to "Ministry Partners Investment Company, LLC". This Summary describes material effects of our conversion to an LLC as they may relate to the Class A Notes.

SUMMARY OF THE CONVERSION

Set forth below is a brief summary of the material consequences of the Conversion to the Class A Notes.

Change of Name. By reason of the Conversion, our name became “Ministry Partners Investment Company, LLC.” Our address is unchanged.

Our Legal Form After the Conversion. At the Effective Date, we became, by operation of law, a California limited liability company under the provisions of the California Beverly Killea Limited Liability Company Act (the "LLC Act").

Conversion Does Not Affect the Class A Notes. Pursuant to the Plan and the LLC Act, the Conversion did not affect our duties or obligations with respect to the Class A Notes or the Indenture. Thus, the Conversion will have no material impact on previously issued Class A Notes or Class A Notes which we may issue in the future.

Conversion Made No Change to our Assets, Liabilities, Rights or Obligations. Under California law, a corporation that converts to a limited liability company remains the same entity that existed before the conversion, except it will be subject to the LLC Act and will be taxed as an LLC under the applicable provisions of the California Revenue and Taxation Code. Thus, the Conversion did not result in a transfer of our assets, rights, obligations, duties or other property.

Our Management Following the Conversion. As an LLC, our business and affairs are under the direction of our Managers and officers. Our Managers and officers are the same persons who served as our directors and officers prior to the Conversion. Each serves in a comparable, if not exact, capacity after the Conversion as they did prior to the Conversion. Thus, there is no change in the persons responsible for our management and operations or their duties with respect to such capacities.

Our Capital Structure After the Conversion. Following the Conversion, our former common shareholders became our Class A Unit holders and our former Class I Preferred Stockholders and our Class II Preferred Stockholders became our Series A Unit holders. The rights, preferences and privileges of our Class A Units are essentially identical to those of our former common stock, and the rights, preferences and privileges of our Series A Units are essentially identical to our Class I Preferred Stock and Class II Preferred Stock with the exception that the Series A Units are entitled to distributions at a rate equal to our previous Class I Preferred Stock.

Our Charter Documents After the Conversion. As an LLC, we are governed by our Articles of Organization and our Operating Agreement in place of our former Articles of Incorporation and Bylaws. A copy of our Articles of Organization, the Plan, and the Operating Agreement were filed as Exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) on December 22, 2008.

Our Taxation After the Conversion. Prior to the Conversion, we were taxed as a C corporation under both federal and state income tax laws. Following the Conversion, we have elected to be taxed as a partnership under both federal and state income tax laws.

BACKGROUND INFORMATION

General. Under the Plan, our Company converted from a California corporation into a California limited liability company pursuant to the California General Corporation Law and the LLC Act. Our Board unanimously approved and adopted the Plan as of September 18, 2008 in order to enhance the Company's flexibility in structuring financial transactions, to better implement the Company's long-term economic interests and the interests of our shareholders, and to optimize the Company's federal and state income tax planning and strategies.

On December 11, 2008, our shareholders approved the adoption of the Plan at a special meeting of our shareholders. The Plan was approved by 100% of our outstanding common stock, by 96.6% vote of our outstanding Class I Preferred Stock, and by 100% of our outstanding Class II Preferred Stock. There were no votes against the Plan and there were no abstentions.

No director, officer, or employee received any commission, fee, compensation or other payment for acting, promoting or assisting in completing the Conversion, other than their regular compensation.

Management. Under the Operating Agreement, our Managers and officers are charged with governing and conducting our business and affairs. The Operating Agreement charges our Managers with essentially the same duties, obligations and responsibilities as our directors had prior to the Conversion. Our executive officers are also respectively charged with essentially the same duties, obligations and responsibilities as they had before the Conversion. Each Manager serves until the next annual meeting of members or until the successor is duly elected and qualified in accordance with our Operating Agreement. Our executive officers serve at the pleasure of our Managers.

Our Managers and executive officers are as follows:

Name	Age	Positions
Mark G. Holbrook	59	Chairman of the Managers, Chief Executive Officer
Billy M. Dodson	48	President, Assistant Secretary
Van C. Elliott	70	Secretary, Manager
Susan B. Reilly	51	Vice President of Finance and Principal Accounting Officer
Mark A Johnson	50	Manager
Arthur G. Black	69	Manager
Shirley M. Bracken	56	Manager
Juli Anne S. Callis	55	Manager
Jeffrey T. Lauridsen	58	Manager
R. Michael Lee	49	Manager
Randolph P. Shepard	51	Manager
Scott T. Vandeventer	51	Manager

Summaries of the business experience of our Managers and executive officers are set forth in the Prospectus.

MATERIAL CONSEQUENCES OF THE CONVERSION

Effect of the Conversion on our Assets and Liabilities. The status of our assets and liabilities are unaltered by the Conversion. On the Effective Date, the separate existence of Ministry Partners Investment Corporation, as a corporation, ceased and Ministry Partners Investment Company, LLC, as an LLC, survived the Conversion under the laws of the State of California. All of the rights of creditors of our Company as a corporation were preserved unimpaired, and all liens upon our property were preserved unimpaired, and all of our debts, liabilities, obligations and duties as a corporation thenceforth remained with or attached to, as the case may be, our Company as an LLC and may be enforced against us to the same extent as if all of said debts, liabilities, obligations and duties had been incurred or contracted by it.

Our Operating Agreement. On the Effective Date, the Operating Agreement became in full force and effect as our Operating Agreement. The Operating Agreement governs our management, ownership and conduct essentially in the same manner as our Bylaws governed our conduct as a corporation before the Conversion. Set forth below is a table comparing our material attributes as a corporation before the Conversion and as an LLC after the Conversion.

The following comparison is not an exhaustive or complete comparison of each attribute and is qualified in its entirety by reference to the Articles of Incorporation, Bylaws, the Articles of Organization, and Operating Agreement to which it refers, as well as to the applicable sections of the California Corporations Code and the LLC Act.

	Ministry Partners Investment Corporation (Converting Entity)	Ministry Partners Investment Company, LLC (Converted Entity)

ENTITY NATURE AND GOVERNANCE

Liability of Equity Owners
Limited Liability. Our shareholders had no liability for our corporate level debts or liabilities. Their liability was limited to their investment in their stock. No further capital contributions were required, with limited exceptions for wrongful distributions.

Limited Liability. Our members have no liability for our LLC level liabilities or debts. Their liability is limited to their investment in their membership interest. No further capital contributions are required, with limited exceptions for wrongful distributions.

Management	Our business and affairs were under the direction and control of our board of directors.
Our business and affairs are under the direction and control of our Managers, who function essentially the same as our former board of directors. In general, actions by our Managers require a majority vote.

Election of Management	Our directors were elected by our common shareholders at an annual meeting, subject to certain limited voting rights of Class I and Class II Preferred shareholders.	Our Managers are elected by our Class A Unit holders at an annual meeting, subject to certain limited voting rights of our Series A Unit holders.

Number of Members in Management	Our former Bylaws provided for not less than six nor more than eleven directors and set the number at ten.	Our Operating Agreement provides for not less than six nor more than eleven Managers and sets the number at ten.

Removal of Management Member	Shareholders could remove a director for any reason, at any time, by majority vote, subject to certain percentage voting requirements, or by Board action for cause as defined.	Our Class A Unit holders may vote to remove a manager at any time, for any reason, at a regular or special meeting; our Managers can remove a Manager for cause, as defined.

Officers	Our former Bylaws authorized the offices of President, Secretary, Chief Financial Officer, and other officers the Board might determine. Our officers served at the pleasure of the Board.
Our Operating Agreement authorizes the offices of President, Secretary and Treasurer and other officers as they deem appropriate, including a Chief Executive Officer, Chief Financial Officer and one or more Vice Presidents. Our officers serve at the pleasure of our Managers.

	Ministry Partners Investment Corporation (Converting Entity)	Ministry Partners Investment Company, LLC (Converted Entity)
Indemnification of Directors, Officers and Agents
We could indemnify any agent for actions brought in a proceeding by reason of the fact that such person was our agent, if the agent acted in good faith and in a manner that the person reasonably believed was in our best interests. A majority of our Board, not otherwise involved in the proceeding, could approve the indemnification. Also, a majority vote of our common shareholders could authorize indemnification.

Provided that the acts do not constitute gross negligence, intentional misconduct or a knowing violation of law, we may indemnify any of our members, managers, officers, employees or agents if the person acted in good faith and in a manner that the person reasonably believed to be in our best interests. To the extent the Company is successful on the merits in defense of the action, the agent will be indemnified for all reasonable expenses incurred. In all other instances, a majority of the members must approve indemnification.

Restrictions on Indemnification	We could not advance the agent’s defense costs if advance payment was inconsistent with the Company’s governing documents, any agreement in effect, or any condition imposed by a court.	We can advance agent’s defense costs if approved by Managers who are not seeking indemnification or, if there are none, by a majority of the members.

Advancement of Defense Funding	We could advance the agent’s defense costs if the agent agrees to reimburse us for such expenses in the event that the agent is not ultimately entitled to indemnification.
The Managers who are not otherwise involved in the action can approve the advancement of the agent’s defense costs if they receive an undertaking from the person to repay such amount in the event that it is ultimately determined that the person is not entitled to indemnification.

Amendment of Charter Documents
Amendments to our former Articles of Incorporation had to be approved by a majority of the voting stock. An amendment to the Bylaws could be made by the board of directors, subject to specified limitations.

No amendment to the Articles of Organization may be adopted without the approval of a majority of our member interests. Our Managers can amend the Operating Agreement to create one or more classes of preferred units and establish the rights, privileges and preferences of such units. Other changes, including an increase in the authorized number of membership units must be approved by a majority of our Class A Units.

Books and Records	We were required to maintain its books and records at its principal offices.	We are required to maintain its books and records at its principal offices.

	Ministry Partners Investment Corporation (Converting Entity)	Ministry Partners Investment Company, LLC (Converted Entity)
CAPITAL, PROFITS AND DISTRIBUTIONS

Distributions	Our Board determined when and if a distribution (dividend) was paid to our shareholders, subject to certain corporate law restrictions.	Our Managers determine when and if distributions are paid to our members, subject to certain restrictions under the LLC Act.

Allocation of Distributions	Distributions (dividends) on common stock were made on a pro rata basis and at the discretion of the board of directors.	The allocation of income, loss and items thereof are made among our members as determined by the Operating Agreement, as opposed to pro rata to the amount of membership interest.

Capital Accounts	No provisions for capital accounts.
We must maintain a capital account for each member, to be credited for contributions and income allocated to the member’s account and debited for distributions made to the member and allocations of loss.

Use of Net Operating Losses	We could offset net operating losses against Section 336(a) gain on liquidation.	Losses are allocated to our members; we lose benefits of net operating losses at the entity level. No carry forward of net operating losses is permitted.

Classification for Tax Purposes	C Corporation.	Treated as partnership unless affirmative election to be treated as a C corporation.

Tax Year	Calendar Year.	Calendar Year.

Method of Accounting	Accrual Method.	Accrual Method.

Representative for Tax Purposes	No tax representative.	Company President.

Losses	Shareholders could not deduct our corporate level losses. We could carry back losses three years and forward for 15 years.	Members can generally deduct losses allocated to them against their other income.

	Ministry Partners Investment Corporation (Converting Entity)	Ministry Partners Investment Company, LLC (Converted Entity)
Character of Gain or Loss	Shareholders did not report specific items on their tax returns.	The character of gain or loss at our entity level is generally passed through to our members (ordinary or capital income or loss, gain, credit).

Tax Free Reorganizations	Tax free reorganization for a merger or exchange of stock may be possible.	Generally, no tax free reorganization available on a merger or reorganization.

Fringe and Retirement Benefits; Option Plans	Shareholders and officers could qualify for options.	Limited for our members that are also employees.

CAPITALIZATION

Authorized Capital. Our Operating Agreement creates two classes of membership interests, common membership interests and deferred membership interests. The Managers are authorized to issue two classes of common membership interests, the Class A Units and the Class B Units. The Class B Units are identical to the Class A Units, except the Class B Units are non-voting, except to the extent required by the LLC Act. The Class A Units have the same rights, preferences and privileges as our previous common stock.

The Operating Agreement establishes one class of preferred units, the Series A Units. The Series A Units have the identical, rights, preferences and privileges as our previous Class I Preferred Stock and our Class II Preferred Stock, except the Series A Units are entitled to receive distributions at the same rate as our previous Class I Preferred Stock, which is a higher rate than was payable on the Class II Preferred Stock.

Common Units Outstanding. On the Effective Date, each share of the Company's common stock was converted into one fully paid and non-assessable unit of our Class A Units. On the Effective Date, 146,522 shares of our common stock were converted into 146,522 Class A Units.

Preferred Units Outstanding. On the Effective Date, (1) each share of our outstanding 100,000 shares Class I Preferred Stock and 19,000 outstanding shares of Class II Preferred Stock was converted into one fully paid and non-assessable Series A Unit. Thus, after the Conversion we had 119,000 Series A Units outstanding.

TAX CONSEQUENCES OF CONVERSION

The following discussion summarizes the material U.S. federal income tax consequences of the Conversion to us and our equity owners. This discussion does not address complete analysis or all federal income tax consequences that may be relevant to us or our equity owners as a result of the Conversion. In addition, this discussion does not address any non-income tax or any foreign, state or local tax consequences of the conversion.

The discussion below is not binding on the Internal Revenue Service ("IRS"). The IRS may successfully challenge one or more of the positions we have taken. We do not intend to obtain a ruling from the IRS with respect to the federal income tax consequences discussed below.

Tax Consequences to Us From the Conversion. The conversion of a C corporation into an LLC is generally treated as a taxable event for both converting the corporation and its shareholders. In IRS Revenue Ruling 9701029, the IRS considered a proposed non-statutory conversion of a corporation into an LLC in which the owners of the corporation formed an LLC by contributing funds to the LLC in exchange for interests in the LLC. After the LLC was formed, the owners merged the corporation into the LLC, with the LLC assuming the obligations of the corporation.

Under these facts, the IRS treated the merger as a transfer of assets to the LLC in exchange for the LLC membership interests, followed by a distribution of the LLC interests to the shareholders in a taxable liquidation of the corporation. The IRS concluded that no gain would be recognized by the corporation on the transfer of assets to the LLC under Section 721 of the Internal Revenue Code (the "Code"). However, the IRS concluded that the corporation would be taxed on the gain realized upon its liquidation under Code Section 331(a). As a result, the IRS concluded that the converting corporation would recognize gain or loss equal to the difference between the fair market value of the assets distributed to its shareholders and its adjusted basis in such assets under Code Section 336(a).

Even though our conversion was a statutory conversion, we believe the Conversion will be treated in the same way as a non-statutory conversion for federal income tax purposes. That is, as a constructive non-taxable contribution of our assets to the LLC in exchange for all of the membership interests in the LLC, followed by a distribution of such LLC interests to our shareholders in redemption of their stock in our constructive liquidation. The tax results of the Conversion are summarized as follows:

• We recognized no gain or loss on the constructive transfer of our assets to the LLC in exchange for membership interests in the LLC.

• We recognized gain or loss on the constructive distribution of membership interests in the LLC to our shareholders. The amount of the gain is equal to the difference between our tax basis in the transferred assets and the fair market value of the LLC interests distributed to our former shareholders. We should be permitted to take a substituted tax basis in the LLC interests equal to our tax basis in the assets constructively transferred, as adjusted for liabilities constructively assumed by the LLC.

• Our former shareholders recognized gain or loss on their constructive receipt of LLC interests resulting from our constructive liquidation. The amount of the gain is the difference between the fair market value of the LLC interests received and the shareholder’s basis in their Company stock.

• The constructive distribution of LLC interests to our former shareholders caused a technical termination of the LLC, thereby resulting in the deemed transfer of all of the assets in the LLC to a new LLC, in exchange for interests in the new LLC, followed by a liquidation of the old LLC.  No gain or loss was recognized by us, as either a corporation or an LLC as a result of this technical termination of the LLC.

By treating our statutory conversion from a C corporation to an LLC as a constructive transfer over of our assets to the LLC followed by our constructive liquidation, our shareholders were not deemed to have taken possession of our assets and liabilities as a result of the liquidation prior to such assets and liabilities being contributed to the LLC. While we believe that our conversion from a C corporation to an LLC will be a taxable event, we have substantial carryover losses that can be used to partially offset the federal income tax we will recognize as a result of the Conversion.

California State Taxes and Fees. Our conversion to an LLC should not trigger the application of the California sales or use tax unless a liquidating distribution of property is made to a creditor-shareholder. As an LLC, we will have to pay an annual $800 California franchise fee. We are also subject to an annual "fee" on our gross receipts in any year in which our gross receipts total $250,000 or more.

As a California corporation, we paid an annual $800 franchise fee and were taxed on our taxable income from our business in California at the rate of 8.84%.
____________________________________
The date of this Prospectus Supplement is January 22, 2009.